SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Teton Advisors, Inc.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

88165Y 200
(CUSIP Number)

Class B Common Stock
(Title of Class of Securities)

88165Y101
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ February 9, 2009_______________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 88165Y 200 (Class A Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 88165Y 200 (Class A Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 439,770* (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 439,770* (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 439,770* (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 42.47%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 88165Y 200 (Class A Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 300,352 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 300,352 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 300,352 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 47.93%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 88165Y 200 (Class A Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

CUSIP No. 88165Y101 (Class B Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 88165Y101 (Class B Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 408,800 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 408,800 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 408,800 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 98.08%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 88165Y101 (Class B Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 88165Y101 (Class B Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) [See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (the “Class A Common Stock”) and the Class B common stock (the “Class B Common Stock,” together with the Class A Common Stock, the “Common Stock”) of Teton Advisors, Inc., a Delaware corporation (“Teton”).  The address of the principal executive offices of Teton is One Corporate Center,  Rye, New York 10580-1435.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”), and various entities which Mario Gabelli directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”),  MJG-IV Limited Partnership (“MJG”), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons.”
GGCP makes investments for its own account and is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise M&A Fund, The Gabelli SRI Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
GBL is the largest shareholder of Teton, an investment adviser registered under the Advisers Act, which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund , The GAMCO Westwood Small Cap Fund and B.B. Micro-Cap Growth Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa Gabelli Wilson is the President of the Foundation.
MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV.
Mario Gabelli is the majority stockholder, Chief Executive Officer and a director of GGCP, Chairman and Chief Executive Officer of GBL.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations, MJG-IV is a New York limited partnership, and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580.  GGCP is a New York corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d), (e), and (f) - Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
In December 2001, GBL purchased 30,970 shares of Class A Common Stock at a price of $5 per share in connection with the exercise of warrants held by GBL, for a total amount of $154,850.  In December 2001, MJG-IV purchased 21,152 shares of Class A Common Stock at a price of $5 per share, in connection with the exercise of warrants held by MJG-IV, for a total amount of $105,760.  In addition, on February 5, 2009, MJG-IV converted 279,200 shares of Class B Common Stock into 279,200 shares of Class A Common Stock, pursuant to the conversion rights of the Class B Common Stock.

Item 4.                                Purpose of Transaction

In November 2007, GBL stockholders approved a spin-off (the “Spin-off”) subject to approval by GBL’s Board, in which GBL will spin-off all of the shares of Class B Common Stock of Teton held by GBL pro rata to GBL’s stockholders.  In November 2008, GBL’s Board approved the Spin-off.  GBL will not spin-off the 30,970 shares of Class A Common Stock it owns to its shareholders.
Each of the Reporting Persons has purchased and holds the Common Stock reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations.  In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including Teton, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to Teton.   Any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess Teton’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for Teton’s securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or other securities or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Common Stock while others are disposing of Common Stock.
With respect to voting of Common Stock, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of Teton then the proxy voting committees of each of the Funds shall vote their Fund’s shares independently.
Each of the Covered Persons who is not a Reporting Person has purchased the Common Stock reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Common Stock or dispose of some or all of the Common Stock reported herein with respect to him.
Other than as described in this Schedule 13D, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest In Securities Of The Issuer
(a), (b)                      On February 9, 2009, the Form 10 Teton filed in connection with the Spin-off was automatically declared effective by the Securities and Exchange Commission.  On February 9, 2009, GBL beneficially owned 30,970 shares of Class A Common Stock and 408,800 shares of Class B Common Stock of Teton and MJG-IV beneficially owned 300,352 shares of Class A Common Stock of Teton.   As of February 9, 2009, there were 626,594 shares of Class A Common Stock outstanding and 416,800 shares of Class B Common Stock.  Pursuant to the Certificate of Incorporation of Teton, the Class B Common Stock is convertible at any time into Class A Common Stock at a one to one ratio. The Reporting Persons then beneficially owned the shares of Common Stock as follows:

Name	Shares of Class A Common Stock	% of Ownership of Class A Common Stock	Shares of Class B Common Stock	% of Ownership of Class B Common Stock	Total Number of Shares of Class A Common Stock if Reporting Persons’ Class B Shares were Converted	% of Ownership of Class A Common Stock if Reporting Persons’ Class B Shares were Converted
GBL	30,970	4.94%	408,800	98.08%	439,770	42.47%
MJG-IV	300,352	47.93%	-	-	300,352	29.01%

Mario Gabelli is the controlling shareholder of Teton through his control of GBL and MJG-IV.
Mario Gabelli is deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons.,  GSI is deemed to have beneficial ownership of the shares owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons other than Mario Gabelli, and the Foundation.
Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) Gabelli Funds has sole dispositive and voting power with respect to the shares of Teton held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in Teton and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (ii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Common Stock beneficially owned directly by other Reporting Persons.
(c)           Except as set forth in Items 4 and 5 of this Schedule 13D, within the last 60 days, no other transaction in shares of Common Stock was effected by any Reporting Person.
(d)           The investment advisory clients of, or partnerships managed by, GBL and Teton have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the securities.
(e)           Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisers, GAMCO, GSI and MJG Associates with respect to securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.                      Material to be Filed as Exhibits.
The following Exhibit B is incorporated by reference to Exhibit A in the Amendment No. 2 to Schedule 13D of the Reporting Persons with respect to Lifecore Biomedical, Inc.

Exhibit A:                      Joint Filing Agreement
Exhibit B:                      Powers of Attorney to Peter D. Goldstein, Christopher J. Michailoff, and Douglas R. Jamieson fromMario J. Gabelli

* This number represents 30,970 shares of Class A Common Stock and 408,800 shares of Class B Common Stock, which are convertible at any time into shares of Class A Common Stock on a 1:1 ratio.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      February 19, 2009

MARIO J. GABELLI
MJG-IV LIMITED PARTNERSHIP
GGCP, INC
                By:   /s/ Douglas R. Jamieson
                Douglas R. Jamieson
                                Attorney-in-Fact

                                GAMCO INVESTORS, INC.
                                By:   /s/ Douglas R. Jamieson
                                 Douglas R. Jamieson
                                 President & Chief Operating Officer – GAMCO Investors, Inc.

      Schedule I
                         Information with Respect to Executive
Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., GAMCO Investors, Inc., or MJG-IV Limited Partnership, the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	Chairman of The LGL Group, Inc.
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.
Michael Gabelli	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Jeffrey M. Farber Christopher J. Michailoff	President and Chief Operating Officer Senior Vice President Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Jeffrey M. Farber Chistopher J. Michailoff	President Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson Nicholas F. Galluccio Alfred W. Fiore Edward T. Tokar	Chairman See above Chief Executive Officer and President See below Beacon Trust Senior Managing Director 333 Main Street Madison, NJ 07940
Officers:
Bruce N. Alpert Nicholas F. Galluccio Jeffrey M. Farber	See above See above Chief Financial Officer

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President
Officers:
Douglas R. Jamieson Christopher J. Michailoff Jeffrey M. Farber	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe	Vice President - Mutual Funds Secretary/Treasurer

MJG-IV Limited Partnership
Mario J. Gabelli	General Partner

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock and Class B Common Stock of Teton Advisors, Inc., and agrees that this agreement be included as an Exhibit to such joint filing.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of this 19th day of February, 2009.

        MARIO J. GABELLI
        MJG-IV LIMITED PARTNERSHIP
GGCP, INC
       By:   /s/ Douglas R. Jamieson
       Douglas R. Jamieson
                               Attorney-in-Fact

                              GAMCO INVESTORS, INC.
                              By:   /s/ Douglas R. Jamieson
                               Douglas R. Jamieson
                              President & Chief Operating Officer – GAMCO Investors, Inc.